Sophia Lee

General Counsel

sophia.lee@iextrading.com
(646) 343 - 2040
iextrading.com

Investors Exchange, LLC
3 World Trade Center, 58th Floor
New York, NY 10007

 

June 30, 2020

U.S. Securities and Exchange Commission
Jeanette Marshall
Division of Trading and Markets
100 F St., NE
Washington, DC 20549

Re: Investors' Exchange LLC – Amendment No. 29 to Form 1 Application for
Registration as a National Securities Exchange Pursuant to Section 6 of
the Securities Exchange Act of 1934

Dear Ms. Marshall:

Enclosed for your review is Amendment No. 29 to our Form 1 Application seeking registration as a national securities exchange for Investors' Exchange LLC, a wholly-owned subsidiary of IEX Group, Inc.

Please note that this Amendment reflects minor updates that are not substantive or material. All else has remained the same since our initial filing on August 21, 2015, as amended by Amendment No. 1 filed on September 9, 2015, Amendment No. 2 filed on February 29, 2016, Amendment No. 3 filed on March 4, 2016, Amendment No. 4 filed on March 7, 2016, Amendment No. 5 filed on May 27, 2016, Amendment No. 6 filed on June 27, 2016, Amendment No. 7 filed on July 27, 2016, Amendment No. 8 filed on August 5, 2016, Amendment No. 9 filed on October 18, 2016, Amendment No. 10 filed on October 18, 2016, Amendment No. 11 filed on December 22, 2016, and Amendment No. 12 filed on January 11, 2017, Amendment No. 13 filed on April 27, 2017, Amendment No. 14 filed on June 28, 2017, Amendment No. 15 filed on August 2, 2017, Amendment No. 16 filed on December 28, 2017, Amendment No. 17 filed on January 11, 2018, Amendment No. 18 filed on March 1, 2018, Amendment No. 19 filed on March 27, 2018, Amendment No. 20 filed on July 27, 2018, Amendment No. 21 filed on October 8, 2018, Amendment No. 22 filed on October 18, 2018, Amendment No. 23 filed on November 1, 2018, Amendment No. 24 filed on November 26, 2018, Amendment No. 25 filed on June 28, 2019, Amendment No. 26 filed on August 22, 2019, Amendment No. 27 filed on February 13, 2020, and Amendment No. 28 filed on February 26, 2020.

Exhibit D

Addendum D-1	unaudited financial statements of IEX Group, Inc.
	for the fiscal year ending 12/31/2019
Addendum D-2	Statement in lieu of financial statements of IEX Services LLC
Addendum D-3	unaudited financial statements of IEX Ventures LLC
	for the fiscal year ending 12/31/2019
Addendum D-3a	unaudited financial statements of IEX Cloud Services LLC
	for the fiscal year ending 12/31/2019

Sophia Lee   sophia.lee@iextrading.com   Investors Exchange, LLC
                              (646) 343 - 2040   3 World Trade Center, 58th Floor
General Counsel   iextrading.com   New York, NY 10007

 

Addendum D-3b	unaudited financial statements of IEX Data Analytics LLC for the fiscal year ending 12/31/2019
Addendum D-4	unaudited financial statements of TradeWind Markets, Inc. for the fiscal year ending 12/31/2019

Exhibit I

Addendum I-1	audited financial statements of Investors' Exchange LLC for the fiscal year ending 12/31/2019

Please feel free to contact me at (646) 343-2040 with any questions. Thank you.

Regards,

Sophia Lee
General Counsel
Enclosures

cc: Marlene Olsen, Division of Trading and Markets

Form 1

OMB APPROVAL

OMB APPROVAL	
OMB Number:	3235-0017
Expires:	June 30, 2022
Estimated average burden hours per response......30.00	

APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

FORM 1 INSTRUCTIONS

A. GENERAL INSTRUCTIONS

1. Form 1 is the application for registration as a national securities exchange or an exchange exempt from registration pursuant to Section 5 of the Securities Exchange Act of 1934 ("Exchange Act").

2. **UPDATING** - A registered exchange or exchange exempt from registration pursuant to Section 5 of the Exchange Act must file amendments to Form 1 in accordance with Exchange Act Rule 6a-2.

3. **CONTACT EMPLOYEE** - The individual listed on the Execution Page (Page 1) of Form 1 as the contact employee must be authorized to receive all contact information, communications, and mailings, and is responsible for disseminating such information within the applicant's organization.

4. **FORMAT**
   - Attach an Execution Page (Page 1) with original manual signatures.
   - Please type all information.
   - Use only the current version of Form 1 or a reproduction.

5. If the information called for by any Exhibit is available in printed form, the printed material may be filed, provided it does not exceed 8 1/2 X 11 inches in size.

6. If any Exhibit required is inapplicable, a statement to that effect shall be furnished in lieu of such Exhibit.

7. An exchange that is filing Form 1 as an application may not satisfy the requirements to provide certain information by means of an Internet web page. All materials must be filed with the Commission in paper.

8. **WHERE TO FILE AND NUMBER OF COPIES** - Submit one original and two copies of Form 1 to: SEC, Division of Market Regulation, Office of Market Supervision, 450 Fifth Street, N.W., Washington, DC 20549.

9. **PAPERWORK REDUCTION ACT DISCLOSURE**
   - Form 1 requires an exchange seeking to register as a national securities exchange or seeking an exemption from registration as a national securities exchange pursuant to Section 5 of the Exchange Act to provide the Securities and Exchange Commission ("SEC" or "Commission") with certain information regarding the operation of the exchange. Form 1 also requires national securities exchanges or exchanges exempt from registration based on limited volume to update certain information on a periodic basis.

   - An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Sections 3(a)(1), 5, 6(a) and 23(a) authorize the Commission to collect information on this Form 1 from exchanges. *See* 15 U.S.C. §§78c(a)(1), 78e, 78f(a) and 78w(a).

   - Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate on the facing page of Form 1 and any suggestions for reducing this burden.

   - Form 1 is designed to enable the Commission to determine whether an exchange applying for registration is in compliance with the provisions of Sections 6 and 19 of the Exchange Act. Form 1 is also designed to enable the Commission to determine whether a national securities exchange or exchange exempt from registration based on limited volume is operating in compliance with the Exchange Act.

   - It is estimated that an exchange will spend approximately 47 hours completing the initial application on Form 1 pursuant to Rule 6a-1. It is also estimated that each exchange will spend approximately 25 hours to prepare each amendment to Form 1 pursuant to Rule 6a-2.

   - It is mandatory that an exchange seeking to operate as a national securities exchange or as an exchange exempt from registration based on limited volume file Form 1 with the Commission. It is also mandatory that national securities exchanges or exchanges exempt from registration based on limited volume file amendments to Form 1 under Rule 6a-2.

   - No assurance of confidentiality is given by the Commission with respect to the responses made in Form 1. The public has access to the information contained in Form 1.

   - This collection of information has been reviewed by the Office of Management and Budget ("OMB") in accordance with the clearance requirements of 44 U.S.C. §3507. The applicable Privacy Act system of records is SEC-2 and the routine uses of the records are set forth at 40 FR 39255 (August 27, 1975) and 41 FR 5318 (February 5, 1976).

B. EXPLANATION OF TERMS

APPLICANT - The entity or organization filing an application for registration or an exemption for registration, or amending any such application on this Form 1.

AFFILIATE - Any person that, directly or indirectly, controls, is under common control with, or is controlled by, the national securities exchange or exchange exempt from registration based on the limited volume of transactions effected on such exchange, including any employees.

CONTROL - The power, directly or indirectly, to direct the management or policies of a company, whether through ownership of securities, by contract, or otherwise. Any person that (i) is a director, general partner or officer exercising executive responsibility (or having similar status or functions); (ii) directly or indirectly has the right to vote 25% or more of a class of voting securities or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (iii) in the case of a partnership, has the right to receive, upon dissolution, or has contributed, 25% or more of the capital, is presumed to control that entity.

DIRECT OWNERS - Any person that owns, beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 5% or more of a class of a voting security of the applicant. For purposes of this Form 1, a person beneficially owns any securities (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant or right to purchase the security.

MEMBER - Shall have the same meaning as under Exchange Act Section 3(a)(3).

NATIONAL SECURITIES EXCHANGE - Shall mean any exchange registered pursuant to Section 6 of the Exchange Act.

PERSON ASSOCIATED WITH A MEMBER - Shall have the same meaning as under Section 3(a)(21) of the Exchange Act.

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☑ AMENDMENT

1. State the name of the applicant: Investors' Exchange LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box):

   3 World Trade Center, 58th Floor, New York, NY 10007

   ‖‖‖‖‖‖‖‖‖ 20012257

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:

   (646) 343 - 2000   (646) 365 - 8862
   (Telephone)   (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

   Sophia Lee   General Counsel   (646) 343 - 2040
   (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:

   Sophia Lee, General Counsel

   3 World Trade Center, 58th Floor

   New York, NY 10007

7. Provide the date applicant's fiscal year ends: 12/31/2020

8. Indicate legal status of applicant: ☐ Corporation   ☐ Sole Proprietorship   ☐ Partnership
   ☑ Limited Liability Company   ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 06/13/14   (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized:

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof are current, true, and complete.

Date: 06/30/20
(MM/DD/YY)

By: _Sophia Lee_ (Signature)   Investors' Exchange LLC (Name of applicant)

                                        Sophia Lee, General Counsel
                                        (Printed Name and Title) _Ben Aisen_

Subscribed and sworn before me this 30 day of June , 2020 by Ben Aisen _Ben Aisen_
                                                    (Month) (Year)   (Notary Public)

My Commission expires 08/22/2023 County of New York   State of New York

— *This page must always be completed in full with original, manual signature and notarization.*
Affix notary stamp or seal where applicable.

notarized under Exec. Order 202.7

DO NOT WRITE BELOW THIS LINE - FOR OFFICIAL USE ONLY

EXHIBITS

File all Exhibits with an application for registration as a national securities exchange or exemption from registration pursuant to Section 5 of the Exchange Act and Rule 6a-1, or with amendments to such applications pursuant to Rule 6a-2. For each exhibit, include the name of the applicant, the date upon which the exhibit was filed and the date as of which the information is accurate (if different from the date of the filing). If any Exhibit required is inapplicable a statement to that effect shall be furnished in lieu of such Exhibit.

Exhibit A   A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Exhibit B   A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

Exhibit C   For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Exhibit D   For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

EXHIBITS

Exhibit E

Describe the manner of operation of the System. This description should include the following:

1. The means of access to the System.

2. Procedures governing entry and display of quotations and orders in the System.

3. Procedures governing the execution, reporting, clearance and settlement of transactions in connection with the System.

4. Proposed fees.

5. Procedures for ensuring compliance with System usage guidelines.

6. The hours of operation of the System, and the date on which applicant intends to commence operation of the System.

7. Attach a copy of the users' manual.

8. If applicant proposes to hold funds or securities on a regular basis, describe the controls that will be implemented to ensure safety of those funds or securities.

Exhibit F

A complete set of all forms pertaining to:

1. Application for membership, participation, or subscription to the entity.

2. Application for approval as a person associated with a member , participant, or subscriber of the entity.

3. Any other similar materials.

Exhibit G

A complete set of all forms of financial statements, reports, or questionnaires required of members, participants, subscribers, or any other users relating to financial responsibility or minimum capital requirements for such members, participants, or any other users.Provide a table of contents listing the forms included in this Exhibit G.

Exhibit H

A complete set of documents comprising the applicant's listing applications, including any agreements required to be executed in connection with listing and a schedule of listing fees. If the applicant does not list securities, provide a brief description of the criteria used to determine what securities may be traded on the exchange. Provide a table of contents listing the forms included in this Exhibit H.

Exhibit I

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant.If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Exhibit J

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positionsduring the previous year, indicating the following for each:

1. Name.

2. Title.

3. Dates of commencement and termination of term of office or position.

4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

Form 1 Page 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	OFFICIAL USE	OFFICIAL USE ONLY

Exhibit K   This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. Full legal name;

2. Title or Status;

3. Date title or status was acquired;

4. Approximate ownership interest; and

5. Whether the person has control, a term that is defined in the instructions to this Form.

Exhibit L   Describe the exchange's criteria for membership in the exchange. Describe conditions under which members may be subject to suspension or termination with regard to access to the exchange. Describe any procedures that will be involved in the suspension or termination of a member.

Exhibit M   Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name;

2. Date of election to membership or acceptance as a participant, subscriber or other user;

3. Principal business address and telephone number;

4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner officer, director, employee, etc.);

5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader Registered Competitive Trader and Registered Competitive Market Maker) and state the ' number of members, participants, subscribers, or other users in each; and

6. The class of membership, participation or subscription or other access.

Exhibit N   Provide a schedule for each of the following:

1. The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;

2. The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;

3. The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and

4. Other securities traded on the exchange, including for each the name of the issuer and a description of the security.

Investors' Exchange LLC

Date of filing: June 30, 2020

Date as of which the information is accurate: June 30, 2020

Exhibit D

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

Attached as Addendum D-1 are the unaudited financial statements of IEX Group, Inc. for the fiscal year ending 12/31/2019.

Attached as Addendum D-2 is statement in lieu of financial statements of IEX Services LLC.

Attached as Addendum D-3 are the unaudited financial statements of IEX Ventures LLC for the fiscal year ending 12/31/2019.

Attached as Addendum D-3a are the unaudited financial statements of IEX Cloud Services LLC for the fiscal year ending 12/31/2019.

Attached as Addendum D-3b are the unaudited financial statements of IEX Data Analytics LLC for the fiscal year ending 12/31/2019.

Attached as Addendum D-4 are the unaudited financial statements of TradeWind Markets, Inc. for the fiscal year ending 12/31/2019.

Addendum D-1

Unaudited financial statements of IEX Group, Inc.
for the fiscal year ending 12/31/2019

IEX Group, Inc. (Stand-alone)
Unaudited Statement of Financial Condition
December 31, 2019

ASSETS

Cash and cash equivalents	$	10,514,370
Due from subsidiaries		6,629,518
Other receivables		17,134
Prepaid expenses		3,936,762
Marketable securities, at fair value		23,767,454
Property and equipment, net of accumulated depreciation of $11,287,630 and $8,066,949 at December 31, 2019 and 2018, respectively		13,820,640
Software development costs, net of accumulated amortization of $25,050,937 and $17,758,799 at December 31, 2019 and 2018, respectively		11,847,721
Loans receivable		135,476
Investment in subsidiaries		27,001,201
Deferred tax asset		2,914,431
Other assets		1,797,241
Total assets	**$**	**102,381,948**

LIABILITIES AND EQUITY

Liabilities:

Accounts payable	2,083,923
Accrued expenses and other liabilities	11,745,099
Total liabilities	**13,829,022**

Stockholders' Equity:

Preferred stock - $0.01 par value, 5,020,882 shares authorized at December 31, 2019 and 2018	
Convertible Series A-1 - 375,000 shares issued and outstanding at December 31, 2019 and 2018	3,750
Convertible Series B-1 - 2,440,000 shares issued and outstanding at December 31, 2019 and 2018	24,400
Convertible Series C - 2,205,882 shares issued and outstanding at December 31, 2019 and 2018	22,059
Common stock - $0.01 par value, 10,100,000 shares authorized, 4,234,746 and 3,922,182 shares issued and outstanding as of December 31, 2019 and 2018, respectively	42,348
Treasury stock, 503,216 and 329,165 shares as of December 31, 2019 and 2018, respectively	(25,941,716)
Additional paid-in capital	150,203,345
Promissory notes receivable, related party	(2,148,724)
Accumulated deficit	(33,652,536)
Total Stockholders' Equity	88,552,926
Total liabilities and stockholders' equity	**$ 102,381,948**

IEX Group, Inc. (Stand-alone)
Unaudited Statement of Income
For the Year Ended December 31, 2019

Revenues:		
Software licensing revenue	$	3,600,000
Interest income		753,922
Total revenues		4,353,922
Operating expenses:		
Employee compensation and benefits		9,921,400
Technology and communications		132,024
Depreciation and amortization		6,897,482
Professional fees		329,162
Rent and office		489,672
Other		17,644
Total expenses		17,787,383
Operating loss		**(13,433,461)**
Other income		
Gain on investments		43,412
Total other income (loss)		43,412
Loss before income taxes		**(13,390,049)**
Income tax benefit		1,592,716
Net loss	$	**(11,797,333)**

IEX Group, Inc. (Stand-alone)
Unaudited Statement of Stockholders' Equity
For the Year Ended December 31, 2019

	Preferred Stock		Common Stock		Treasury Stock		Additional	Promissory Notes	Accumulated	
	Shares	Amount	Shares	Amount	Shares	Amount	paid-in capital	Receivable	Surplus/(Deficit)	Total Equity
Balance as of December 31, 2018	**5,020,882**	**$ 50,209**	**3,922,182**	**$ 39,223**	**329,165**	**$ (14,776,252)**	**136,812,661**	**$ (2,727,511)**	**(21,855,203)**	**$ 97,543,126**
Stock compensation	-	-	179,277	1,793			12,996,308			**12,998,101**
Stock option exercises	-	-	133,287	1,333			394,376			**395,709**
Treasury stock purchases	-	-			174,051	$ (11,165,464)				**(11,165,464)**
Promissory note repayments, net of issuance	-	-						578,787		**578,787**
Net income	-	-							(11,797,333)	**(11,797,333)**
Balance as of December 31, 2019	**5,020,882**	**$ 50,209**	**4,234,746**	**$ 42,349**	**503,216**	**$ (25,941,716)**	**150,203,345**	**$ (2,148,724)**	**(33,652,536)**	**$ 88,552,926**

3

Addendum D-2
Statement in lieu of financial statements of IEX Services LLC

IEX Services LLC's financial statements have been omitted from Form 1, and are filed separately pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 thereunder.

Addendum D-3

Unaudited financial statements of IEX Ventures LLC
for the fiscal year ending 12/31/2019

IEX Ventures LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Unaudited Statement of Financial Condition
December 31, 2019

ASSETS		
Cash	$	4,793,864
Loans receivable		954,167
Investment in TradeWind, at fair value		16,804,459
Investment in IEX Data Analytics LLC		5,050,000
Investment in IEX Cloud Services LLC		2,000,000
Total assets	**$**	**29,602,490**
LIABILITIES AND EQUITY		
Liabilities:		
Due to parent		919,322
Total liabilities		**919,322**
Total Member's Capital		28,683,168
Total liabilities and stockholders' equity	**$**	**29,602,490**

IEX Ventures LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Unaudited Statement of Income
For the Year Ended December 31, 2019

Revenues:		
Gain on investment	$	553,648
Operating expenses:		
Employee compensation and benefits		2,141,328
Technology and communications		297,252
Professional fees		152,069
Rent and office		871,679
Depreciation		720,000
Other		35,096
Total expenses		4,217,424
Net loss	$	**(3,663,776)**

IEX Ventures LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Unaudited Statement of Changes in Member's Equity
For the Year Ended December 31, 2019

Balance as of January 1, 2019	$ 32,346,943
Net loss	(3,663,776)
Balance as of December 31, 2019	$ 28,683,167

Addendum D-3a
Unaudited financial statements of IEX Cloud Services LLC
for the fiscal year ending 12/31/2019

IEX Cloud Services LLC
(A Wholly-Owned Subsidiary of IEX Ventures LLC)
Unaudited Statement of Financial Condition
December 31, 2019

ASSETS		
Cash	$	283,398
Receivables from subscribers		62,001
Total assets	**$**	**345,399**
LIABILITIES AND EQUITY		
Liabilities:		
Due to parent		754,163
Deferred revenue		137,318
Other payables		47,864
Total liabilities		**939,345**
Stockholders' Equity:		
Members capital		2,000,000
Accumulated defecit		(2,593,946)
Total Member's Capital		(593,946)
Total liabilities and stockholders' equity	**$**	**345,399**

IEX Cloud Services LLC
(A Wholly-Owned Subsidiary of IEX Ventures LLC)
Unaudited Statement of Income
For the Year Ended December 31, 2019

Revenues:	
Subscription revenue	$ 272,222
Total revenues	272,222
Cost of revenues:	
Revenue share fees	47,752
Payment processor fees	15,930
Total cost of revenues	63,682
Total revenues, less cost of revenues	**208,540**
Operating expenses:	
Employee compensation and benefits	1,768,505
Technology and communications	481,480
Professional fees	239,659
Marketing and travel	27,422
Depreciation and amortization	5,490
Office expenses	3,835
Total expenses	2,526,391
Operating loss	**$ (2,317,851)**

IEX Cloud Services LLC
(A Wholly-Owned Subsidiary of IEX Ventures LLC)
Unaudited Statement of Changes in Member's Equity
For the Year Ended December 31, 2019

Balance as of January 1, 2019	$	1,723,905
Net income (loss)		(2,317,851)
Balance as of December 31, 2019	$	(593,946)

Addendum D-3b

Unaudited financial statements of IEX Data Analytics LLC
for the fiscal year ending 12/31/2019

IEX Data Analytics LLC
(A Wholly-Owned Subsidiary of IEX Ventures LLC)
Unaudited Statement of Financial Condition
December 31, 2019

ASSETS		
Cash	$	2,665,126
Total assets	**$**	**2,665,126**
LIABILITIES AND EQUITY		
Liabilities:		
Due to parent		498,631
Total liabilities		**498,631**
Total Member's Capital		2,166,495
Total liabilities and stockholders' equity	**$**	**2,665,126**

IEX Data Analytics LLC
(A Wholly-Owned Subsidiary of IEX Ventures LLC)
Unaudited Statement of Income
For the Year Ended December 31, 2019

Operating expenses:	
Employee compensation and benefits	1,362,018
Technology and communications	206,417
Professional fees	87,194
Travel and marketing	30,320
Depreciation	9,847
Other	819
Total expenses	1,696,615
Operating Loss	**$ (1,696,615)**

IEX Data Analytics LLC
(A Wholly-Owned Subsidiary of IEX Ventures LLC)
Unaudited Statement of Changes in Member's Equity
For the Year Ended December 31, 2019

Balance as of January 1, 2019	$	3,863,110
Net income (loss)		(1,696,615)
Balance as of December 31, 2019	$	2,166,495

Addendum D-4

Unaudited financial statements of TradeWind Markets, Inc.
for the fiscal year ending 12/31/2019

TradeWind Markets, Inc.
Unaudited Balance Sheet
December 31, 2019

Assets

Cash	$	3,508,569
Accounts Receivable		23,850
Prepaid & Deposit		118,165
Other Current Assets		3,033
Property and equipment, net		162,668
Intangible assets, net		168,516
Other Assets		824,359
Total Asset	$	4,809,160

Liabilities and Stockholders' Equity

Accounts Payable	$	98,686
Accrued Compensation & Benefits		44,840
Accrual & Other Current Liabilities		130,244
Accrued Professional Fees		153,423
Total Liabilities		460,193
Stockholders' Equity		
Common Stock, 22,000,000 shares authorized, 10,001,999 shares issued, $0.001 par		9,824
Preferred Stock, 8,278,934 shares authorized, 8,278,934 shares issued, $0.001 par		8,279
Additional Paid-In Capital		25,424,665
Retained Earnings		(21,093,800)
Total Stockholders' Equity		4,348,967
Total Liability & Stockholders' Equity	$	4,809,160

TradeWind Markets, Inc.
Unaudited Statement of Income (Loss)
For the year ended December 31, 2019

Revenue		
Sales Revenue	$	45,979
Trading Revenue	$	4,504
Other Revenue	$	12,069
Cost of revenue	$	(19,820)
Price Promotions		(7,412)
		35,320
Operating Expenses		
Compensation	$	5,313,465
Employee benefits & insurance		552,028
Technology & communications		561,962
Professional fees		762,614
Marketing		306,091
General, administrative & other		1,208,636
Depreciation & amortization		345,925
Operating Income (Loss)		(9,015,402)
Non-Operating Income (Expenses)		
Interest Earned		132,217
Sublease Revenue		78,382
Gain/Loss on Sale of Equipment		(506)
		210,093
Net Income (Loss)	$	(8,805,309)

TradeWind Markets, Inc.
Unaudited Statement of Stockholders' Equity
December 31, 2019

	Retained Earnings	Common Stock Shares	Par Value	APIC - CS	APIC - Stock Options	Preferred Stock Shares	Par Value	APIC - PS	APIC - Cost of PS	Total
Ending Balance, December 31, 2018	$ (12,288,491)	9,789,326	$ 9,789	$ 2,968,541	$ 168,286	5,864,865	$ 8,279	$ 22,211,706	$ (149,020)	$ 12,929,090
Stock-based compensation cost					$ 204,186					$ 204,186
Issuance of preferred stock										$ -
Legal fees for preferred stock issuance										$ -
Stock option exercise		35,000	$ 35	$ 26,338	$ (5,373)					$ 21,000
Stock repurchase										$ -
Net Income (Loss) - December 2019 YTD	$ (8,805,309)									$ (8,805,309)
Ending Balance December 31, 2019	$ (21,093,800)	9,824,326	$ 9,824	$ 2,994,879	$ 367,100	5,864,865	$ 8,279	$ 22,211,706	$ (149,020)	$ 4,348,967

Investors' Exchange LLC

Date of filing: June 30, 2020

Date as of which the information is accurate: June 30, 2020

Exhibit I

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Attached as Addendum I-1 are the audited financial statements of Investors' Exchange LLC for the fiscal year ending 12/31/2019. Investors' Exchange LLC has no consolidated subsidiaries.

Addendum I-1

Audited financial statements of Investors' Exchange LLC
for the fiscal year ending 12/31/2019

INVESTORS' EXCHANGE LLC

(A Wholly-Owned Subsidiary of IEX Group, Inc.)

FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2019
AND
INDEPENDENT AUDITORS' REPORT

****

Investors' Exchange LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Table of Contents



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member and Audit Committee of Investors' Exchange LLC

We have audited the accompanying financial statements of Investors' Exchange LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2019, and the related statements of income, cash flows and changes in member's equity for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investors' Exchange LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

March 26, 2020

Member of
Deloitte Touche Tohmatsu Limited

Investors' Exchange LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Statement of Financial Condition
December 31, 2019

Assets

Cash	$	47,838,440
Restricted cash		11,496,170
Receivables from members		11,481,606
Receivables from exchanges		2,020,888
Notes receivable, net of allowance		1,472,788
Deferred tax asset		1,557,870
TOTAL ASSETS	$	75,867,762

Liabilities and Member's Equity

Liabilities:

Section 31 fees payable	$	15,223,899
Due to parent		3,962,026
Due to affiliate		2,502,986
Accrued and other liabilities		405,539
TOTAL LIABILITIES		22,094,450

Member's equity:

Member's equity		53,773,312
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	75,867,762

See notes to financial statements

Investors' Exchange LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Statement of Income
For the Year Ended December 31, 2019

Revenues:		
Matched fees	$	74,126,492
Routed fees		20,293,915
Regulatory transaction fees		46,050,664
Other		11,356,926
Total revenues		151,827,997
Cost of revenues:		
Routing fees		19,549,662
Section 31 fees		46,047,966
Clearing fees		1,045,635
Other		5,449
Total cost of revenues		66,648,712
Total revenues, less cost of revenues		85,179,285
Operating expenses:		
Employee compensation and benefits		20,201,430
Technology and communications		9,577,191
Software licensing fee		8,509,965
Professional fees		4,303,929
Regulatory fees		3,009,932
Rent and office		5,053,376
Other		8,748,932
Total operating expenses		59,404,755
Income before income taxes		25,774,530
Provision for income taxes		7,464,315
Net income	$	18,310,215

See notes to financial statements

Investors' Exchange LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Statement of Cash Flows
For the Year Ended December 31, 2019

Cash flows from operating activities:		
Net income	$	18,310,215
Adjustments to reconcile net income to net cash provided by operating activities		
Income tax provision		7,464,315
Allowance for bad debt on notes receivable		3,071,237
Deferred tax asset		(705,953)
Changes in operating assets and liabilities:		
Restricted cash		(3,011,249)
Receivables from members		(364,519)
Receivables from exchanges		929,564
Section 31 fees payable		3,890,870
Due to parent		1,677,985
Due to affiliate		(231,248)
Accrued and other liabilities		(260,699)
Net cash provided by operating activities		**30,770,518**
Cash flows from investing activities:		
Issuance of notes receivable		(1,890,901)
Net cash used by investing activities		**(1,890,901)**
Net increase in cash		**28,879,617**
Cash at beginning of year		**18,958,823**
Cash at end of year	$	**47,838,440**
Non-cash financing activities:		
Income tax payable forgiven by the parent	$	7,464,315

See notes to financial statements

Investors' Exchange LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Statement of Changes in Member's Equity
For the Year Ended December 31, 2019

Balance at December 31, 2018	$	27,292,829
Non-cash capital contributions		8,170,268
Net income		18,310,215
Balance at December 31, 2019	$	53,773,312

See notes to financial statements

1. Organization and Nature of Business

Investors' Exchange LLC (the "Company") is a financial technology company that developed and operates an electronic market for the trading of listed equity securities in the United States (U.S.) The Company is a Delaware limited liability company and a wholly-owned subsidiary of IEX Group, Inc. ("Parent"). The Company was formed in 2014, approved by the Securities and Exchange Commission ("SEC") as a national stock exchange on June 17, 2016 and began business operations on August 19, 2016. On November 29, 2017, the SEC designated securities listed or authorized for listing on the Company as covered securities for purposes of Section 18(b) of the Securities Act, and SEC Rule 146.

2. Significant Accounting Policies

Basis of Presentation

The financial statements include all accounts of the Company and are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

Restricted Cash

Restricted cash represents the amount segregated for the SEC Section 31 fees. Section 31 fees are assessed on the notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The company collects regulatory transaction fees from its members that are equal to the Section 31 fees. These fees are paid directly to the SEC. The Company holds the cash received on Section 31 fees until payment to the SEC on a semi-annual basis.

Receivables from Members and Exchanges

Receivables from members represent amounts owed to the Company by member firms for matched, routing, and regulatory fees. These receivables are collected through the National Securities Clearing Corporation ("NSCC"), a division of the Depository Trust Clearing Corporation ("DTCC"). Once received, the matched regulatory fee component of the receivable is transferred to the Company's Restricted Cash account. In circumstances where a specific member's inability to meet its financial obligations is

probable, the Company records a specific provision for uncollectible accounts against amounts due to reduce the receivable to the amount the Company estimates will be collected.   Receivables from exchanges represent amounts owed to the Company by other exchanges for tape sharing revenue.

Notes Receivable

The Company has provided funding to CAT NMS, LLC and Consolidated Audit Trail LLC in connection with responding to SEC Rule 613. This funding is recorded as notes receivable on the Statement of Financial Condition, net of allowance for credit losses. The Company recognizes an allowance in Other expense when, based on all available information, it is probable that a loss has been incurred based on events and conditions existing at the date of the financial statements. During the year, FINRA was designated as the new plan processor. In connection, a new entity, Consolidated Audit Trail LLC, was formed to continue the development of the database. See Note 4.

Revenue Recognition

The Company recognizes revenue in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (or Accounting Standards Codification 606, ("ASC 606")). Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. The Company believes that the performance obligation is satisfied on the trade date for matched fees, routed fees, and regulatory transaction fees because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer. These revenues represent variable consideration because they are based on the level of trading activity.

Revenue from contracts with customers includes matched fees, routed fees, and regulatory transaction fees. The Company's primary business is matching equity shares on its trading system for its members. Matched fees include shares matched on its trading system whereby shares whose price is $1.00 or greater are assessed a charge of either 3 mils or 9 mils per share ($0.03 or $0.09 per 100 shares) depending on whether the order was displayed or non-displayed. For shares whose price is less than $1.00 a fee of 0.30% of the total notional value of the trade (shares x price) is assessed. The Company charges a Crumbling Quote Indicator ("CQI") fee whereby market participants are charged the maximum fee allowed by the SEC (30 mils) during periods of greatest volatility during the trading day if certain conditions are met. The Company offers a market making pricing promotion to its eligible members. The IEX Enhanced Market Maker Credit ("IEMM") program provides the opportunity to any qualifying member to earn

credits for offset against their matched fees. The credits are based on the amount of time and relative volume a market maker dedicates to IEX listed securities. The program ended in October 2019.

Routing fees include fees on orders routed to other venues on a cost-plus-1-mil basis ($0.01 per 100 shares). Routing services are provided by the Company's affiliate, IEX Services LLC, ("Affiliate" or "Services"). Services also passes through any and all market fees incurred at the away exchanges to the Company. The Company records these as Routed Revenue as well as Cost of Revenues on its Statement of Income. Regulatory transaction fees represent Section 31 fees paid to the SEC pursuant to Section 31 of the Securities Exchange Act of 1934. The Company records Regulatory transaction fees as revenues with a corresponding cost of revenue for Section 31 fees remitted to the SEC.

Other revenues consist primarily of revenue from trade reporting and tape sharing received from exchanges. Trade reporting and tape sharing represents variable consideration because the consideration is dependent upon activity on the exchange and is recognized over time as market data is consumed.

Cost of Revenues

The Company incurs routing, Section 31, clearing and other fees directly related to its revenue via a charge from Services. Routing fees are those charged by other national stock exchanges net of rebates. Section 31 fees are paid to the SEC pursuant to Section 31 of the Securities Exchange Act of 1934. Clearing fees, charged by BofA Securities Inc. to process and clear routed trades and Section 31 fees on routed trades, are both paid by Services and passed through to the Company via the Tri-Party Software License and Expense Sharing Agreement ("Tri-Party ESA").

Income Taxes

The Company is included in the income tax returns filed by the Parent, which files as a C-corporation. Income taxes are calculated as if the Company filed on a separate return basis and as a C-corporation. The Company records income tax expense using the asset and liability method. Under this method, deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company recognizes deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning

strategies, and results of recent operations. A valuation allowance is established to reduce the deferred tax assets to the amount that is more likely than not to be realized.

The Company follows the provisions of uncertain tax positions as addressed in FASB ASC 740 - Income Taxes. The Company did not record a liability for unrecognized tax benefits. The Company has no tax positions at December 31, 2019 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. No such interest or penalties were recognized for the year ended December 31, 2019 and the Company had no accruals for interest and penalties at December 31, 2019.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, or an exit price. The amounts presented for financial assets and liabilities on the Statement of Financial Condition are carried at fair value or at amounts that, because of their short-term nature, the Company believes approximate current fair value.

The fair value of the Company's financial instruments is measured based on a three-level hierarchy:

- Level 1 — quoted prices for identical assets or liabilities in active markets.

- Level 2 — observable inputs, other than quoted prices included in Level 1, for the asset or liability, or prices for similar assets and liabilities.

- Level 3 — unobservable inputs supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

All financial assets and liabilities are considered Level 2 under the fair value hierarchy, except for cash and restricted cash which is considered Level 1.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, *Leases*. The guidance affects the accounting for leases and provides for a lessee model that brings substantially all leases that are longer than one year onto the balance sheet, which will result in the recognition of a right of use asset and a corresponding lease liability. The right of use asset and lease liability will be measured initially using the present value of the remaining rental payments. The ASU is effective for private entities for fiscal years beginning after December 15, 2020. The Company does not anticipate the adoption of this ASU to have a material impact on the Company's financial statements.

In June 2016, the FASB issued ASU No. 2016-13, *Measurement of Credit Losses on Financial Instruments*. The guidance provides for estimating credit losses on certain types of financial instruments by introducing an approach based on expected losses. For private companies, the ASU is effective for fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact, if any, that the ASU will have on the Company.

In August 2018, the FASB issued ASU No. 2018-13, *Disclosure Framework−Changes to the Disclosure Requirements for Fair Value Measurement*. The objective of this guidance is to improve the effectiveness of disclosure requirements on fair value measurement by eliminating certain disclosure requirements for fair value measurements for all entities, requiring public entities to disclose certain new information and modifying some disclosure requirements. The ASU is effective for all entities for fiscal years beginning after December 15, 2019. The Company does not anticipate the adoption of this ASU to have a material impact on the Company's financial statements.

In December 2019, the FASB issued ASU No. 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes*. The guidance simplifies the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For private companies, the guidance is effective for fiscal years beginning after December 15, 2021. Early adoption is permitted. The Company is currently evaluating the adoption of this ASU and its impact on the Company's financial statements.

3. Concentration of Credit Risk

Cash and Restricted Cash

The Company maintains cash and restricted cash balances at a financial institution. Accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 in the aggregate for each bank. At December 31, 2019, the Company had deposits at a financial institution in excess of FDIC limits of approximately $59.1 million.

4. Notes Receivable

CAT NMS, LLC was formed in response to SEC Rule 613 which requires the SROs to build a comprehensive database and audit trail of all order and trade data in equities and options activity in U.S. markets. The plan formed by the SROs contemplates that 75% of funding will be provided by the industry and 25% by the SROs.

During the year, FINRA was designated as the new plan processor. In connection, a new entity, Consolidated Audit Trail LLC, was formed to continue the development of the database. The Company provided non-interest-bearing notes receivable to the Consolidated Audit Trail LLC of approximately $1.5 million as of December 31, 2019.

As of December 31, 2019, the Company had provided funding to the CAT NMS, LLC, the previous plan administrator, in the form of non-interest-bearing notes receivable of approximately $4 million. As of December 31, 2019, the note receivable from CAT NMS, LLC was fully impaired as collection is not probable. The Company recorded an allowance against the overall amount as of December 31, 2019 equal to 75% or approximately $3.1 million after having taken a 25% allowance or approximately $900 thousand the year prior. The charge is included in Other on the Statement of Income.

5. Related Party Transactions

Software License and Expense Sharing Agreement

Under the Tri-Party Software License and Expense Sharing Agreement ("Tri-Party ESA") with Services and the Parent, the Company is required to reimburse each party on a monthly basis for expenses incurred on the Company's behalf. At December 31, 2019, the amount due to the Parent relating to the Tri-Party ESA was approximately $4 million. At December 31, 2019, the amount due to the Affiliate relating to the Tri-Party ESA was approximately $2.5 million.

As part of the Tri-Party ESA, the Company agreed to pay each party a monthly Router and Software License Fee. This fee was $350,000 per month to Services and $300,000 per month to the Parent.

For the year ended December 31, 2019, the Company's allocation of expenses from the Parent, according to the terms and conditions of the Tri-Party ESA, are shown below (in thousands):

Employee compensation and benefits	$	20,201
Technology and communications		5,739
Rent and office		5,053
Professional fees		4,181
Software licensing fee		3,600
Regulatory fees		637
Other		6,743
	$	**46,154**

For the year ended December 31, 2019, the Company's allocation of expenses from Services, according to the terms and conditions of the Tri-Party ESA, are shown below (in thousands):

Routing fees	$	19,550
Software licensing fee		4,200
Technology and communications		3,838
SEC Section 31 fees		3,119
Clearing fees		1,046
Regulatory fees		118
	$	**31,871**

Capital Distributions & Contributions

During 2019, the Company did not make a capital distribution to the Parent.

The provision for income taxes under the separate return method and related payable to the Parent has been recorded as a non-cash capital contribution since no payment will be made in accordance with the Tri-Party ESA. During 2019, the Parent made approximately $8.2 million of such non-cash capital contributions, which included an increase to the deferred tax asset of approximately $700 thousand.

6. Income Taxes

Income tax expense of the Company for the year ended December 31, 2019, is as follows (in thousands):

	Federal	State	Total
Current	$ 4,738	$ 3,432	$ 8,170
Deferred	(402)	(304)	(706)
Total	$ 4,336	$ 3,128	$ 7,464

Income tax expense differs from the tax that would result from applying federal statutory tax rates due to the following (in thousands):

Statuatory federal income tax provision	$ 5,413
State taxes, net of federal income tax effect	2,752
Excess tax benefit of stock-based compensation	(820)
Other	119
	$ 7,464

At December 31, 2019, the Company had a deferred tax asset of approximately $1.6 million primarily relating to stock-based compensation and bad debt allowance.

The Company is a single member limited liability company and is included in the income tax return filed by the Parent. The Parent is subject to U.S. Federal income tax as well as income and franchise tax in multiple state jurisdictions. The statute of limitations related to the Federal income tax return is closed for all tax years up to and including 2015. The expiration of the statute of limitations related to the various state income and franchise tax returns varies by state. The Parent is currently under examination by the Internal Revenue Service for the year ended December 31, 2016. The jurisdictions open for audit are Federal, Connecticut, Illinois, Massachusetts, New York State and New York City from 2016 to date and, California, New Jersey from 2015 to date.

The Company has recorded federal and state current income tax expense of approximately $7.5 million under the separate return method. The payable to the Parent relating to this expense has been recorded as a charge to equity since no payment will be made in accordance with the Tri-Party ESA.

The Company recognizes the tax effects of exercised or vested awards as a discrete item in the reporting period in which they occur, resulting in a $820 thousand tax benefit to the Company for year ended December 31, 2019.

7. Share-Based Compensation

The Parent maintains the 2012 Equity Incentive Plan (the "Plan"), which was approved by the Parent's Board of Directors on June 27, 2012 and the Parent's Stockholders on June 29, 2012. The plan permits the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards and other stock awards to employees, directors and consultants. The Parent issues shares from authorized but unissued or reacquired Common Stock. The fair value of Restricted Stock Units ("RSUs") and options is based on the most recent valuation completed by the Parent on the date of grant and is recorded as compensation expense. The Parent allocates stock compensation expense in addition to salary and benefit expenses to the Company through the Tri-Party ESA based upon services provided by the Parent's employees. During the year ended December 31, 2019, the Company incurred approximately $6.2 million in stock compensation expense which is recorded in Employee compensation and benefits on the Statement of Income.

8. Commitments, Contingencies and Guarantees

In the normal course of business, the Company may be subject to various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a securities exchange. The Company may also be involved, from time to time, in other reviews, investigations, and proceedings (formal and informal) by governmental and self-regulatory agencies regarding the Company's business. Where available information indicates that it is probable a liability had been incurred at the date of financial statements and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated loss by a charge to income. Management believes that the resolution of any unknown matter will not result in any materially adverse effect on the Company's financial position, results of operations or cash flows.

Services uses BofA Securities Inc., to clear its routed listed cash equity securities. BofA Securities Inc. guarantees the trade until one day after the trade date, after which time the National Securities Clearing Corporation ("NSCC") provides a guarantee. In the case of a failure to perform on the part on its clearing firm, the Company provides the guarantee to the counterparty to the trade. The Company believes that any potential requirement for the Company to make payments under these guarantees is remote and accordingly, has not recorded any liability in the financial statements for these guarantees.

9. Subsequent Events

The Company has evaluated subsequent events through March 26, 2020, the date the financial statements were available to be issued, and have determined that there are no subsequent events requiring disclosures or adjustments to the financial statements.